FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of September 2009	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – N/A

Other Events

AerCap Holdings N.V. (“AerCap”) (NYSE: AER) and Genesis Lease Limited (“Genesis”) (NYSE: GLS) announced on September 18, 2009 that their Boards of Directors have approved a definitive agreement under which Genesis will amalgamate with a wholly-owned subsidiary of AerCap in an all share-for-share transaction (the “Amalgamation”).  Under the terms of the Agreement and Plan of Amalgamation (the “Amalgamation Agreement”), Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they own.  The resulting amalgamated company will continue as a subsidiary of AerCap.

The Amalgamation is subject to approval by Genesis shareholders, satisfaction of customary closing conditions and receipt of any necessary regulatory approvals.

A copy of the Press Release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.  A copy of the Amalgamation Agreement is attached to this Report on Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

The foregoing summary of the Amalgamation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amalgamation Agreement furnished herewith as Exhibit 99.2, which is incorporated herein by reference.

The Amalgamation Agreement has been attached to provide investors with information regarding its terms.  It is not intended to provide any other factual information about AerCap, Genesis, their respective subsidiaries, affiliates or businesses or the actual conduct of their respective businesses during the period prior to the consummation of the Amalgamation.  Moreover, certain representations and warranties in the Amalgamation Agreement were used for the purpose of allocating risk between AerCap and Genesis, rather than establishing matters of fact.  Accordingly, the representations and warranties in the Amalgamation Agreement may not constitute the actual state of facts about AerCap and Genesis. Investors are not third-party beneficiaries under the Amalgamation Agreement (except for the right to receive the amalgamation consideration upon the consummation of the Amalgamation) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of AerCap, Genesis or any of their respective subsidiaries or affiliates.

Exhibits

99.1	AerCap Holdings N.V. Press Release, dated September 18, 2009, entitled “AerCap and Genesis Lease to Merge in an All Share Transaction”

99.2	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited

Additional Information About This Transaction

In connection with the proposed transaction, AerCap will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Genesis and a prospectus of AerCap.  Genesis will mail the proxy statement/prospectus to its stockholders.  Genesis investors are urged to read the proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov).  These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658.  Copies of Genesis’s filings may be obtained free of charge from Genesis’s website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’s Investor Relations at +1-212-896-1249.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Klaus Heinemann
Name:	Klaus Heinemann
Title:	Authorized Signatory

Date:  September 18, 2009

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release, dated September 18, 2009, entitled “AerCap and Genesis Lease to Merge in an All Share Transaction”

99.2	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited